Exhibit 99.2

Mesoblast Limited

ABN 68 109 431 870

Notice of Annual General Meeting and

Explanatory Memorandum

For the Annual General Meeting of the Company to be held at:

Time:	3pm (Melbourne time)
Date:	Thursday, 16 November 2017
Place:	Deloitte
Level 11, 550 Bourke Street,
Melbourne, Victoria
Australia

THIS IS AN IMPORTANT DOCUMENT If you are in doubt as to what to do with this document please immediately see your legal adviser, financial adviser or stockbroker.

Mesoblast Limited – Notice of Annual General Meeting 2017 1

Mesoblast Limited

ABN 68 109 431 870

Notice of Annual General Meeting

Notice is given that the Annual General Meeting (AGM) of the shareholders of Mesoblast Limited (ABN 68 109 431 870) (the Company or Mesoblast) will be held at Deloitte, Level 11, 550 Bourke Street, Melbourne, Victoria, Australia on 16 November 2017 at 3pm (Melbourne time) for the purpose of considering and, if thought fit, passing the resolutions set out below.

Please note that additional information concerning the proposed resolutions is contained in the Explanatory Memorandum that accompanies and forms part of this Notice of AGM.

ITEMS OF BUSINESS

1.	Receipt and Consideration of Financial Statements and Reports

To receive and consider the Financial Statements of the Company and the reports of the Directors and Auditor for the year ended 30 June 2017, as set out in the Company’s 2017 Annual Report.

2.	Re-election of Directors
a)	Re-election of Mr Donal O’Dwyer as a Director

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

‘That Mr Donal O’Dwyer, a Director retiring from office in accordance with rule 15.3(a) of the Constitution, being eligible, is re-elected as a Director of the Company.’

b)	Re-election of Dr Ben-Zion Weiner as a Director

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

‘That Dr Ben-Zion Weiner, a Director retiring from office in accordance with rule 15.3(a) of the Constitution, being eligible, is re-elected as a Director of the Company.’

For information about the candidates for re-election, see the Explanatory Memorandum (see page 7).

3.	Adoption of the Remuneration Report

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

‘That the Remuneration Report (which forms part of the Company’s 2017 Annual Report) for the financial year ended 30 June 2017 be adopted.’

Voting Exclusions: The Company will disregard any votes cast on this resolution by or on behalf of certain shareholders. Details of the voting exclusions applicable to this resolution are set out in the ‘Voting Exclusions’ section of the Notes below (see page 4).

For information about the Remuneration Report, see the Explanatory Memorandum (see page 8).

2 Mesoblast Limited – Notice of Annual General Meeting 2017

4.	Subsequent Approval of Issues of Shares
a)	Issue to Cache Holdings Limited

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

‘That for the purposes of ASX Listing Rule 7.4 and for all other purposes, approval is given for the issue of 20,044,771 fully paid ordinary shares in the Company on 6 January 2017 to Cache Holdings Limited (part of the Mallinckrodt Pharmaceuticals group), on the terms and conditions detailed in the Explanatory Memorandum.’

Voting Exclusions: The Company will disregard any votes cast on this resolution by or on behalf of certain shareholders. Details of the voting exclusions applicable to this resolution are set out in the ‘Voting Exclusions’ section of the Notes below (see page 4).

For information about this share issue, see the Explanatory Memorandum (see page 9).

b)	Institutional Placement

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

‘That for the purposes of ASX Listing Rule 7.4 and for all other purposes, approval is given for the issue of 26,250,000 fully paid ordinary shares in the Company on 31 March 2017 made by way of institutional placement, on the terms and conditions detailed in the Explanatory Memorandum.’

Voting Exclusions: The Company will disregard any votes cast on this resolution by or on behalf of certain shareholders. Details of the voting exclusions applicable to this resolution are set out in the ‘Voting Exclusions’ section of the Notes below (see page 4).

For information about this share issue, see the Explanatory Memorandum (see page 10).

By order of the Board:

Charlie Harrison

Company Secretary

16 October 2017

Mesoblast Limited – Notice of Annual General Meeting 2017 3

NOTES:

Eligibility to Vote

For the purpose of voting at the AGM, the Directors have determined that all shares in the Company are taken to be held by the persons who are registered as holding them at 7.00 pm (Melbourne time) on 14 November 2017. The entitlement of shareholders to vote at the AGM will be determined by reference to that time.

Voting Exclusions

Items 2(a) and 2(b) – Re-election of Directors

There are no voting exclusions for these items.

Item 3 – Adoption of the Remuneration Report

Votes may not be cast, and the Company will disregard any votes cast, on the resolution proposed in item 3 (Resolution 3):

•

by or on behalf of any Key Management Personnel (KMP) member whose remuneration details are included in the Remuneration Report, or any of their closely related parties, regardless of the capacity in which the votes are cast; or

•

by any person who is a KMP member as at the time Resolution 3 is voted on at the AGM, or any of their closely related parties, as a proxy, unless the votes are cast as a proxy for a person who is entitled to vote on Resolution 3:

•	in accordance with a direction in the proxy appointment; or
•

by the Chair of the AGM in accordance with an express authorisation in the proxy appointment to cast the votes even if Resolution 3 is connected directly or indirectly with the remuneration of a KMP member.

Items 4(a) and 4(b) – Subsequent Approval of Issues of Shares

Votes may not be cast, and the Company will disregard any votes cast, on the resolutions proposed in items 4(a) and 4(b) (Resolution 4(a) and Resolution 4(b)) by:

•	in respect of Resolution 4(a):
–	any person who participated in the issue of shares the subject of Resolution 4(a); and
–	an associate of that person (or those persons); and
•	in respect of Resolution 4(b):
–	any person who participated in the issue of shares the subject of Resolution 4(b); and
–	an associate of that person (or those persons).

However, the Company need not disregard a vote on Resolution 4(a) and Resolution 4(b) if:

•	it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
•	it is cast by the Chair of the AGM as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Defined terms used in these Voting Exclusions:

For the purposes of these voting exclusions:

•

The KMP are those persons having authority and responsibility for planning, directing and controlling the activities of Mesoblast consolidated group, either directly or indirectly. This includes all Directors (executive and non executive). The KMP for the Mesoblast consolidated group during the year ended 30 June 2017 are listed in a section titled ‘Key Management Personnel’ in Item 6.A of the Company’s Form 20-F for the year ended 30 June 2017 (which is contained within the Company’s Annual Report for the year ended 30 June 2017).

4 Mesoblast Limited – Notice of Annual General Meeting 2017

•	A closely related party of a KMP member means:
–	a spouse or child of the member; or
–	a child of the member’s spouse; or
–	a dependant of the member or of the member’s spouse; or
–	anyone else who is one of the member’s family and may be expected to influence the member, or be influenced by the member, in the member’s dealings with the entity; or
–	a company the member controls.

The Company will also apply these voting exclusions to persons appointed as attorney by a shareholder to attend and vote at the AGM under a power of attorney, as if they were appointed as a proxy.

Information On Proxies, Corporate Representatives and Attorneys

Voting by Proxy

Please note that:

•	a shareholder of the Company entitled to attend and vote at the AGM is entitled to appoint a proxy. A shareholder who is entitled to cast two or more votes may appoint not more than two proxies;
•	a proxy may be either an individual or a corporation, and need not be a shareholder of the Company;
•	a single proxy exercises all voting rights of the relevant shareholder;
•

where two proxies are appointed, the shareholder may specify the proportion or number of that shareholder’s votes that each proxy is appointed to exercise. If a shareholder appoints two proxies and does not specify each proxy’s voting rights, each proxy may exercise half the votes. Fractions of votes are to be disregarded;

•

a proxy need not vote in that capacity on a show of hands on any resolution nor (unless the proxy is the Chair of the AGM) on a poll. However, if the proxy’s appointment specifies the way to vote on a resolution, and the proxy decides to vote in that capacity on that resolution, the proxy must vote the way specified (subject to the other provisions of these Notes, including the voting exclusions noted above);

•	if a proxy does not attend the AGM then the Chair of the AGM will be taken to have been appointed as the proxy of the relevant shareholder in respect of the AGM; and
•

if the Chair of the AGM is appointed, or taken to be appointed, as a proxy, but the appointment does not specify the way to vote on a resolution, then the Chair intends to exercise the relevant shareholder’s votes in favour of the relevant resolution (subject to the other provisions of these Notes, including the voting exclusions noted above).

To be valid, the appointment of a proxy must be received at least 48 hours prior to the AGM using one of the following methods:

•	faxing the proxy appointment form, along with the power of attorney or other authority (if any) under which the form is signed, to +61 2 9287 0309; OR
•	lodging the proxy appointment form (online, by mail or in person) along with the power of attorney or other authority (if any) under which the form is signed (or a certified copy thereof), as follows:

ONLINE:

by logging into the following website address – www.linkmarketservices.com.au – using the holding details as shown on your enclosed proxy form and select ‘Voting’ and follow the prompts to lodge your vote

BY MAIL:	c/- Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia

BY HAND:	Link Market Services Limited
1A Homebush Bay Drive, Rhodes NSW 2138 Australia; or
Level 12, 680 George Street, Sydney NSW 2000 Australia

A proxy appointment form accompanies this Notice of AGM.

Mesoblast Limited – Notice of Annual General Meeting 2017 5

Voting by Corporate Representatives

A shareholder, or proxy, that is a corporation and entitled to attend and vote at the AGM may appoint an individual to act as its corporate representative. Evidence of the appointment of a corporate representative must be in accordance with the Corporations Act 2001 (Cth) (Corporations Act) and must be lodged with the Company before the AGM or at the registration desk on the day of the AGM.

Voting by Attorney

A shareholder entitled to attend and vote at the AGM is entitled to appoint an attorney to attend and vote at the AGM on the shareholder’s behalf. An attorney need not be a shareholder of the Company.

The power of attorney appointing the attorney must be duly executed and specify the name of each of the shareholder, the Company and the attorney, and also specify the meetings at which the appointment may be used. The appointment may be a standing one.

To be effective, the power of attorney must also be returned in the same manner, and by the same time, as outlined above for proxy appointment forms.

Evidence of execution

If any instrument (including a proxy appointment form or appointment of corporate representative) returned to the Company is completed by an individual or a corporation under power of attorney, the power of attorney under which the instrument is signed, or a certified copy of that power of attorney, must accompany the instrument unless the power of attorney has previously been noted by the Company or the Company’s share registry.

6 Mesoblast Limited – Notice of Annual General Meeting 2017

Mesoblast Limited

ABN 68 109 431 870

Explanatory Memorandum relating to the 2017 Notice of Annual General Meeting

ITEMS OF BUSINESS

1.	Receipt and Consideration of Financial Statements and Reports

This agenda item is self-explanatory. It is intended to provide shareholders with the opportunity to raise questions on the Financial Statements and Reports, and on the performance of the Company generally.

Shareholders should note that the Financial Statements and Reports will be received in the form presented. It is not the purpose of the meeting for the Financial Statements and Reports to be accepted, rejected or modified in any way. There is no requirement either in the Corporations Act or in the Constitution of the Company for shareholders to approve the financial report, the Directors’ report or the Auditor’s report.

2.	Re-election of Directors
a)	Re-election of Mr Donal O’Dwyer

Mr Donal O’Dwyer was appointed to the Board on 29 September 2004 and last elected by shareholders at the Company’s 2014 annual general meeting. In accordance with clause 15.3(a) of the Company’s Constitution, Mr O’Dwyer retires by rotation at the end of the AGM and, being eligible, offers himself for re-election at the AGM.

Mr Donal O’Dwyer has over 25 years of experience as a senior executive in the global cardiovascular and medical devices industries. From 1996 to 2003, he worked for Cordis Cardiology, the cardiology division of Johnson & Johnson’s Cordis Corporation, initially as its President (Europe) and as its worldwide President from 2000. Prior to joining Cordis, he worked for 12 years with Baxter Healthcare, rising from plant manager in Ireland to President of the Cardiovascular Group, Europe (now Edwards Lifesciences). Mr O’Dwyer is a qualified civil engineer and has an MBA.

The Board has determined that Mr O’Dwyer is an independent Director.

Additional Current Directorships

•	Non-Executive Director, Cochlear Limited
•	Chairman and Non-Executive Director, Atcor Medical Holdings Ltd
•	Non-Executive Director, Fisher & Paykel Healthcare Ltd
•	Non-Executive Director, NIB Holdings Limited
b)	Re-election of Dr Ben-Zion Weiner as a Director

Dr Ben-Zion Weiner was appointed to the Board on 9 May 2012 and last elected by shareholders at the Company’s 2014 annual general meeting. In accordance with clause 15.3(a) of the Company’s Constitution,  Dr Weiner retires by rotation at the end of the AGM and, being eligible, offers himself for re-election at the AGM.

In a 37-year career at Teva Pharmaceutical Industries Ltd, Dr Ben-Zion Weiner held various senior research and development positions, including Senior Vice President of Global Research and Development. Dr Weiner twice received the Rothschild Prize for industrial innovation - for the development of Copaxone for the treatment of multiple sclerosis, and alpha D3 for kidney and bone disorders. He is on the Board of Directors at Novaremed Ltd., the scientific advisory board at E-QURE Corp. and Breed IT, Corp. and has served on the Board of Directors at Geffen Biomed Investments Ltd (2010-2013), XTL Biopharmaceuticals Limited (2012-2013) and Breed IT, Corp.

The Board has determined that Dr Weiner is an independent Director.

Additional Current Directorships

•	Chairman, Novaremed Ltd

Recommendation

The Directors (in each case excluding the relevant candidate) recommend that shareholders vote in favour of the re-election of each of the above candidates.

Mesoblast Limited – Notice of Annual General Meeting 2017 7

3.	Adoption of the Remuneration Report

Under the Corporations Act, the Company is required to include, in the Directors’ Report, a detailed Remuneration Report setting out certain prescribed information relating to Directors’ and Executives’ remuneration, and submit this for adoption by resolution of shareholders at the AGM.

The Remuneration Report is set out on pages 92 to 112 of the Company’s 2017 Annual Report. A copy of the 2017 Annual Report can be found on the Mesoblast website at www.mesoblast.com or by contacting the Company’s share registrar, Link Market Services.

The Remuneration Report includes:

•	an explanation of the Company’s policies in relation to the nature and amount of the remuneration of the KMP;
•	a description of the relationship between such policies and Mesoblast’s performance;
•	if an element of remuneration is performance based, an explanation why the performance conditions were chosen and how performance is measured against those conditions; and
•	remuneration details for the KMP.

During this item, there will be an opportunity for shareholders at the meeting to comment on and ask questions about the Remuneration Report, and shareholders are asked to adopt the Remuneration Report.

The vote on the resolution in this item is advisory only and will not bind the Directors of Mesoblast. The Board will take the outcome of the vote into consideration when reviewing remuneration practices and policies of the

Company.

Recommendation

Noting that each Director has a personal interest in their own remuneration from the Company (as described in the Remuneration Report), and that each Director (or any closely related party of a Director) is excluded from voting their shares on Resolution 3 (as described in the ‘Voting Exclusions’ section of the Notes above), the Directors unanimously recommend that shareholders vote in favour of Resolution 3 to adopt the Remuneration Report.

8 Mesoblast Limited – Notice of Annual General Meeting 2017

4.	Subsequent Approval of Issues of Shares
a)	Issue to Cache Holdings Limited

The Company is seeking the approval of shareholders, for the purposes of ASX Listing Rule 7.4, in respect of the issue of shares that has been made by the Company in the last twelve months set out in the following table:

Persons to whom the issue was made	Cache Holdings Limited (part of the Mallinckrodt Pharmaceuticals group)
Date of issue	6 January 2017
No. of shares issued	20,044,771
Issue price	A$1.4761 per share
Terms of shares issued	Fully paid ordinary shares ranking equally with all other existing fully paid ordinary shares. The full amount of shares is to be held in voluntary escrow until 6 January 2018.
Use of the funds raised	The proceeds will be used for the Company's ongoing Phase 3 clinical programs including chronic heart failure, as well as for manufacturing requirements associated with product commercialization.

The issue of the above shares was within the 15% limitation imposed by ASX Listing Rule 7.1. Under ASX Listing Rule 7.1, Mesoblast may issue up to 15% of its ordinary share capital in any 12-month rolling period without shareholder approval.

As noted above, shareholder approval is now being sought for the purposes of ASX Listing Rule 7.4.

ASX Listing Rule 7.4 permits a company to obtain subsequent approval of a prior issue of securities from its shareholders. Such subsequent approval means the prior issue of securities is treated as having been made with shareholder approval for the purposes of ASX Listing Rule 7.1, and thereby refreshes the company’s ability in the future to issue up to 15% of its share capital without obtaining prior shareholder approval to the extent of the number of shares being approved under this resolution.

Recommendation

The Directors recommend that shareholders vote in favour of Resolution 4(a).

Mesoblast Limited – Notice of Annual General Meeting 2017 9

b)	Institutional Placement

The Company is seeking the approval of shareholders, for the purposes of ASX Listing Rule 7.4, in respect of the issue of shares that has been made by the Company in the last twelve months set out in the following table:

Persons to whom the issue was made

The shares were issued to a number of existing global institutional investors as well as new institutional and sophisticated investors. The placement was fully underwritten by Bell Potter Securities Limited, and none of the investors are related parties of the Company.

Date of issue	31 March 2017
No. of shares issued	26,250,000
Issue price	A$2.00 per share
Terms of shares issued	Fully paid ordinary shares ranking equally with all other existing fully paid ordinary shares.
Use of the funds raised	The proceeds will be used for the Company's ongoing Phase 3 clinical programs including chronic heart failure, as well as for manufacturing requirements associated with product commercialization.

The issue of the above shares was within the 15% limitation imposed by ASX Listing Rule 7.1. Under ASX Listing Rule 7.1, Mesoblast may issue up to 15% of its ordinary share capital in any 12-month rolling period without shareholder approval.

As noted above, shareholder approval is now being sought for the purposes of ASX Listing Rule 7.4.

ASX Listing Rule 7.4 permits a company to obtain subsequent approval of a prior issue of securities from its shareholders. Such subsequent approval means the prior issue of securities is treated as having been made with shareholder approval for the purposes of ASX Listing Rule 7.1, and thereby refreshes the company’s ability in the future to issue up to 15% of its share capital without obtaining prior shareholder approval to the extent of the number of shares being approved under this resolution.

Recommendation

The Directors recommend that shareholders vote in favour of Resolution 4(b).

10 Mesoblast Limited – Notice of Annual General Meeting 2017

THIS PAGE LEFT BLANK INTENTIONALLY

Mesoblast Limited – Notice of Annual General Meeting 2017 11

THIS PAGE LEFT BLANK INTENTIONALLY

12 Mesoblast Limited – Notice of Annual General Meeting 2017

68109431870LODGEYOURVOTE:ONLINEwww.linkmarketservices.com.au*BYMAILMesoblastLimitedC/-LinkMarketServicesLimitedLockedBagA14SydneySouthNSW1235Australia7BYFAX+61292870309€BYHANDLinkMarketServicesLimited1AHomebushBayDrive,RhodesNSW2138;orLevel12,680GeorgeStreet,SydneyNSW2000)ALLENQUIRIESTOTelephone:+611300554474*X99999999999*X99999999999PROXYFORMI/Webeingamember(s)ofMesoblastLimited(theCompany)andentitledtoattendandvoteherebyappoint:APPOINTAPROXYtheChairmanoftheMeeting(markbox)VOTINGDIRECTIONSProxieswillonlybevalidandacceptedbytheCompanyiftheyaresignedandreceivednolaterthan48hoursbeforetheMeeting.PleasereadthevotinginstructionsoverleafbeforemarkinganyboxeswithanTResolutions2aRe-electionofMrDonalO’DwyerasaDirectorForAgainstAbstain*ForAgainstAbstain*2bRe-electionofDrBen-ZionWeinerasaDirectorSTEP23AdoptionoftheRemunerationReport4bInstitutionalplacement4aIssuetoCacheHoldingsLimitedSTEP1i*IfyoumarktheAbstainboxforaparticularItem,youaredirectingyourproxynottovoteonyourbehalfonashowofhandsoronapollandyourvoteswillnotbecountedincomputingtherequiredmajorityonapoll.ORifyouareNOTappointingtheChairmanoftheMeetingasyourproxy,pleasewritethenameofthepersonorbodycorporateyouareappointingasyourproxyorfailingthepersonorbodycorporatenamed,orifnopersonorbodycorporateisnamed,theChairmanoftheMeeting,asmy/ourproxytoactonmy/ourbehalf(includingtovoteinaccordancewiththefollowingdirectionsor,ifnodirectionshavebeengivenandtotheextentpermittedbythelaw,astheproxyseesfit)attheAnnualGeneralMeetingoftheCompanytobeheldat3:00pm(Melbournetime)onThursday,16November2017atDeloitte,Level11,550BourkeStreet,Melbourne,Victoria(theMeeting)andatanypostponementoradjournmentoftheMeeting.ImportantforResolution3:IftheChairmanoftheMeetingisyourproxy,eitherbyappointmentorbydefault,andyouhavenotindicatedyourvotingintentionbelow,youexpresslyauthorisetheChairmanoftheMeetingtoexercisetheproxyinrespectofResolution3andtovoteastheChairmandecides,eventhoughtheResolutionisconnecteddirectlyorindirectlywiththeremunerationofamemberoftheCompany’sKeyManagementPersonnel(KMP).TheChairmanoftheMeetingintendstovoteundirectedproxiesinfavourofResolution3.TheChairmanoftheMeetingintendstovoteundirectedproxiesinfavourofeachitemofbusiness.Inexceptionalcircumstances,theChairmanoftheMeetingmaychangehisvotingintentioninrespectofanyresolution,inwhichcaseanASXannouncementwillbemade.SIGNATUREOFSHAREHOLDERS–THISMUSTBECOMPLETEDShareholder1(Individual)JointShareholder2(Individual)STEP3SoleDirectorandSoleCompanySecretaryJointShareholder3(Individual)Director/CompanySecretary(Deleteone)DirectorThisformshouldbesignedbytheshareholder.Ifajointholding,eithershareholdermaysign.Ifsignedbytheshareholder’sattorney,thepowerofattorneymusthavebeenpreviouslynotedbytheregistryoracertifiedcopyattachedtothisform.Ifexecutedbyacompany,theformmustbeexecutedinaccordancewiththecompany’sconstitutionandtheCorporationsAct2001(Cth).MSBPRX1701C*MSBPRX1701C*

HOWTOCOMPLETETHISSHAREHOLDERPROXYFORMYOURNAMEANDADDRESSThisisyournameandaddressasitappearsontheCompany’sshareregister.Ifthisinformationisincorrect,pleasemakethecorrectionontheform.Shareholderssponsoredbyabrokershouldadvisetheirbrokerofanychanges.Pleasenote:youcannotchangeownershipofyoursharesusingthisform.APPOINTMENTOFPROXYIfyouwishtoappointtheChairmanoftheMeetingasyourproxy,marktheboxinStep1.IfyouwishtoappointsomeoneotherthantheChairmanoftheMeetingasyourproxy,pleasewritethenameofthatindividualorbodycorporateinStep1.AproxyneednotbeashareholderoftheCompany.DEFAULTTOCHAIRMANOFTHEMEETINGAnydirectedproxiesthatarenotvotedonapollattheMeetingwilldefaulttotheChairmanoftheMeeting,whoisrequiredtovotethoseproxiesasdirected.AnyundirectedproxiesthatdefaulttotheChairmanoftheMeetingwillbevotedaccordingtotheinstructionssetoutinthisProxyForm,includingwheretheResolutionisconnecteddirectlyorindirectlywiththeremunerationofKMP.VOTESONITEMSOFBUSINESS–PROXYAPPOINTMENTYoumaydirectyourproxyhowtovotebyplacingamarkinoneoftheboxesoppositeeachitemofbusiness.Allyourshareswillbevotedinaccordancewithsuchadirectionunlessyouindicateonlyaportionofvotingrightsaretobevotedonanyitembyinsertingthepercentageornumberofsharesyouwishtovoteintheappropriateboxorboxes.Thesumofthevotescastmustnotexceedyourvotingentitlementor100%,otherwiseyourvoteswillbeinvalidonthatitem.Ifyoudonotmarkanyoftheboxesontheitemsofbusiness,yourproxymayvoteasheorshechooses.Ifyoumarkmorethanoneboxonanitemyourvoteonthatitemwillbeinvalid.APPOINTMENTOFASECONDPROXYYouareentitledtoappointuptotwopersonsasproxiestoattendtheMeetingandvoteonapoll.Ifyouwishtoappointasecondproxy,anadditionalProxyFormmaybeobtainedbytelephoningtheCompany’sshareregistryoryoumaycopythisformandreturnthembothtogether.Toappointasecondproxyyoumust:oneachofthefirstProxyFormandthesecondProxyFormstatethepercentageofyourvotingrightsornumberofsharesapplicabletothatform.Iftheappointmentsdonotspecifythepercentageornumberofvotesthateachproxymayexercise,eachproxymayexercisehalfyourvotes.Fractionsofvoteswillbedisregarded;andreturnbothformstogether.SIGNINGINSTRUCTIONSYoumustsignthisformasfollowsinthespacesprovided:Individual:wheretheholdingisinonename,theholdermustsign.JointHolding:wheretheholdingisinmorethanonename,eithershareholdermaysign.PowerofAttorney:tosignunderPowerofAttorney,youmustlodgethePowerofAttorneywiththeregistry.Ifyouhavenotpreviouslylodgedthisdocumentfornotation,pleaseattachacertifiedphotocopyofthePowerofAttorneytothisformwhenyoureturnit.Companies:wherethecompanyhasaSoleDirectorwhoisalsotheSoleCompanySecretary,thisformmustbesignedbythatperson.Ifthecompany(pursuanttosection204AoftheCorporationsAct2001)doesnothaveaCompanySecretary,aSoleDirectorcanalsosignalone.OtherwisethisformmustbesignedbyaDirectorjointlywitheitheranotherDirectororaCompanySecretary.Pleaseindicatetheofficeheldbysigningintheappropriateplace.LODGEMENTOFAPROXYFORMThisProxyForm(andanyPowerofAttorneyunderwhichitissigned)mustbereceivedatanaddressgivenbelowby3:00pm(Melbournetime)onTuesday,14November2017,beingnotlaterthan48hoursbeforethecommencementoftheMeeting.AnyProxyFormreceivedafterthattimewillnotbevalidforthescheduledMeeting.ONLINEwww.linkmarketservices.com.auLogintotheLinkwebsiteusingtheholdingdetailsasshownontheProxyForm.Select‘Voting’andfollowthepromptstolodgeyourvote.Tousetheonlinelodgementfacility,shareholderswillneedtheir“HolderIdentifier”(SecurityholderReferenceNumber(SRN)orHolderIdentificationNumber(HIN)asshownonthefrontoftheProxyForm).BYMAILMesoblastLimitedC/-LinkMarketServicesLimitedLockedBagA14SydneySouthNSW1235AustraliaBYFAX+61292870309BYHANDdeliveringittoLinkMarketServicesLimited*1AHomebushBayDriveRhodesNSW2138orLevel12680GeorgeStreetSydneyNSW2000*Duringbusinesshours(MondaytoFriday,9:00am–5:00pm)ProxyFormsmaybelodgedusingthereplypaidenvelopeor:CORPORATEREPRESENTATIVESIfarepresentativeofthecorporationistoattendtheMeetingtheappropriate“CertificateofAppointmentofCorporateRepresentative”shouldbeproducedpriortoadmissioninaccordancewiththeNoticeofMeeting.AformofthecertificatemaybeobtainedfromtheCompany’sshareregistryoronlineatwww.linkmarketservices.com.au.IFYOUWOULDLIKETOATTENDANDVOTEATTHEANNUALGENERALMEETING,PLEASEBRINGTHISFORMWITHYOU.THISWILLASSISTINREGISTERINGYOURATTENDANCE.